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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68772

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/15** (mm/dd/yy) AND ENDING **9/30/16** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stockpile Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. Brand Blvd., Suite 1760
(No. and Street)

Glendale	**California**	**91203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Kinkade **(818) 334-1500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Stephen Kinkade**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Stockpile Investments, Inc.**, as of **September 30, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of MARIN)ss.
On NOV. 22, 2016 before me PEDRO URIOSTEGUI, Notary Public, personally appeared STEPHEN R. KINKADE,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

Notary Public

Signature

CFO

Title


PEDRO URIOSTEGUI-RIVERA
Commission # 2051879
Notary Public - California
Marin County
My Comm. Expires Dec 14, 2017

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Stockpile Investments, Inc.

We have audited the accompanying statement of financial condition of Stockpile Investments, Inc. (the "Company") as of September 30, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stockpile Investments, Inc. as of September 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As discussed in note 2 to the financial statement, the Company has incurred recurring losses and is dependent on Stockpile, Inc. (the "Parent") to fund its operations. The Parent is not contractually obligated to continue to provide support. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Walnut Creek, California
November 28, 2016

Stockpile Investments, Inc.

Statement of Financial Condition

September 30, 2016

Assets		
Cash and cash equivalents	$	461,827
Receivable from clearing organization		265,332
Securities owned		21,944
Software and equipment, net of $305,241 amortization and depreciation		106,133
Deposits and prepaid expenses		55,172
Total Assets	**$**	**910,408**
Liabilities and Stockholder's Equity		
Accounts payable	$	9,503
Payable to clearing organization		28,462
Total Liabilities		**37,965**
Stockholder's Equity		
Common stock ($.001 par value; 1000 shares authorized; 1000 shares issued and outstanding)		1
Additional paid-in capital		4,950,999
Other paid-in capital—Stock options		329,680
Accumulated deficit		(4,408,237)
Total Stockholder's Equity		**872,443**
Total Liabilities and Stockholder's Equity	**$**	**910,408**

See accompanying notes to the financial statements.

Stockpile Investments, Inc.

Notes to the Financial Statements

September 30, 2016

1. Organization

Stockpile Investments, Inc. (the "Company") was formed in Delaware as a corporation on December 10, 2010. The Company is a wholly-owned subsidiary of Stockpile, Inc. (the "Parent"). The Company operates as a registered broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts business on a fully disclosed basis and will not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. Going Concern Uncertainty and Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent on its Parent to fund its operations as the Company has not yet generated a positive cash flow. The Parent intends to raise additional equity until positive cash flows are achieved. However, the Parent is not contractually obligated to continue to provide support. Furthermore, there can be no assurance that the Parent will be successful in raising additional equity. Accordingly, these uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Significant Accounting Policies

Cash and Cash Equivalents—The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivable from Clearing Organization—Receivable from clearing organization consists of net cash held by the Company's clearing broker. At September 30, 2016, $250,000 was held in a separate account as a requirement pursuant to the clearing agreement with Apex Clearing Corporation ("Apex").

Securities Owned—Securities owned consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

Software and Equipment—Software and equipment are carried at cost. Depreciation and amortization are calculated using the straight-line method over estimated useful lives of three years for software and five years for equipment. Expenditures for repairs and maintenance which do not extend the useful life of the asset are charged to expense.

Revenue Recognition—The Company earns its revenue from commissions. Commissions are recognized as revenue upon the execution of trades in customers' accounts. Costs connected with these commissions are expensed when incurred.

Use of Estimates—Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of

revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments—Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes—Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

4. Software and Equipment

Software and equipment consist of the following at September 30, 2016:

	Cost	Accumulated Deprec/Amort	Net Cost
Software	$401,334	$299,454	$101,880
Office equipment	2,000	1,188	812
Computer equipment	8,040	4,599	3,441
Total	$411,374	$305,241	$106,133.

5. Lease Commitments

The Company entered into a sublease for office space in Glendale, California. The sublease began in June 2013 and has a 46 month term which expires March 31, 2017. In accordance with the sublease agreement, the Company has paid a security deposit of $55,172. The future minimum annual lease payments for each fiscal year are as follows:

Fiscal year ending September 30, 2017	$ 55,172

6. Net Capital Requirements

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of at least 1/15 of aggregate indebtedness or $100,000, whichever is greater, both as defined. At September 30, 2016, the Company's net capital was $707,846, which exceeded the requirement by $607,846. At September 30, 2016, the percentage of aggregate indebtedness to net capital was 5.36%.

7. Income Taxes

Significant components of the Company's deferred tax balances as of September 30, 2016 are as follows:

Net operating loss carryforward	$ 1,581,097
Organization costs	20,491
Employee compensation—Stock options	128,058
Total deferred income tax assets	1,720,647
Valuation allowance	(1,720,647)
Net deferred income tax assets	$ -

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income in future years. At September 30, 2016, management is unable to provide any assurance or evidence that the Company will generate sufficient taxable income in future periods to utilize the deferred tax assets, and therefore, a 100% valuation allowance has been reserved against deferred tax assets.

At September 30, 2016, the Company's federal net operating loss carryforward was $3,969,761 and the Company's California net operating loss carryforward was $3,965,761. Both begin to expire in tax year 2030.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed. The Company is no longer subject to federal and California tax examinations for tax years before year ended September 30, 2013 and September 30, 2012, respectively.

8. Other Paid-in Capital—Stock Options

The Company's valuation of granted stock options is accounted for in accordance with the provisions issued by the FASB for stock-based compensation and share-based arrangements. Under the fair value recognition provisions of this statement, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates, expected dividends, and expected life. The Company calculates the fair value of each option award on the date of grant using the Black-Scholes option pricing model using certain assumptions. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the option's expected term (5.5 years) and the price volatility of the underlying stock (60%). The Company's current estimate of volatility is based on the volatility of comparable public companies. To the extent volatility of the Company's stock price increases in the future, the Company's estimates of the fair value of options granted in the future could increase. The computation of expected lives was based on expectations of future employee behavior.

Employees and contractors of the Company were granted the following options to purchase the stock of the Company's parent, all at an exercise price of $0.15 per share:

Grant date	Expiration	Options granted	Vesting commencement	Options vested as of 9/30/16	Black-Scholes grant date value per share
Jan. 2013	Jan. 2023	750,000	3/1/13	671,874	$ .373
Apr. 2014	Apr. 2024	100,000	8/1/13 to 12/1/13	72,916	.383
Dec. 2014	Dec. 2024	233,750	12/1/13 to 1/1/15	132,841	.385
Total		1,083,750		877,631	

Under the Black-Scholes model, fair value of the stock-based compensation and related paid-in capital at the grant dates was determined to be $408,044. The share-based compensation vested and recognized through September 30, 2016 is $329,680. There was $65,130 of unrecognized compensation cost related to unvested share-based compensation at September 30, 2016. The remaining unrecognized compensation cost is expected to be recognized over the weighted-average remaining vesting period of approximately 7.2 months. Options vested and exercisable as of September 30, 2016 have a weighted average remaining contractual exercise term of 6.6 years. At September 30, 2016, the aggregate intrinsic value of options granted was $357,638, or $0.33 per option granted. Employees of the Company exercised options to purchase 434,375 shares of common stock of the Company's parent, Stockpile Inc., all at $0.15 per share.

As of September 30, 2016, the status of options granted was as follows:

Status	Options granted	Black-Scholes Fair Value	Intrinsic Value
Vested, exercised	434,375 (40.081%)	$163,479	$143,344
Vested, unexercised	443,256 (40.900%)	$166,201	$146,274
Total vested	877,631 (80.981%)	$329,680	$289,618
Forfeited	34,375 (3.172%)	$ 13,234	$ 11,344
Not yet vested	171,744 (15.847%)	$ 65,130	$ 56,676
Total	1,083,750 (100.000%)	$408,044	$357,638

9. Securities Owned

Securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in trading revenue. The Fair Value Measurements Topic of the FASB Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At September 30, 2016, securities owned were Level 1 assets measured at fair market value of $21,944.

10. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing broker on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

11. Concentration of Credit Risk

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed federally insured limits. At September 30, 2016, the Company held $190,528 cash in excess of the federal insured limit in one of its bank accounts. The Company has not experienced any losses in such

accounts. Due to the satisfactory credit rating of its bank and brokerage institutions, the Company believes that its cash and cash equivalents are not exposed to any significant credit risk.

12. Subsequent Events

The Company has evaluated subsequent events through November 28, 2016, the date on which the financial statements were issued.